June 29, 2021

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Golub Capital BDC, Inc.
CIK# 0001476765

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), enclosed for filing on behalf of Golub Capital BDC, Inc., a Delaware corporation (the “Company”), please find:

(i)           attached as Exhibit A, a copy of the Company's fidelity bond binder for the extension of the Company's fidelity bond for the period from May 30, 2020 to September 1, 2021; and

(ii)   attached as Exhibit B, an officer’s certificate certifying the resolutions approved at a meeting of the board of directors of the Company held on May 7, 2021, which a majority of the directors who are not “interested persons” of the Company as defined in the 1940 Act have approved the extension coverage of the fidelity bond.

Please be advised that the fidelity bond premium extension has been paid for the period from May 30, 2020 to September 1, 2021.

Sincerely,

/s/ Ross A. Teune

Ross A. Teune
Chief Financial Officer and Treasurer

EXHIBIT A

EXTENSION OF POLICY PERIOD

In consideration of the additional premium of $1,774, it is agreed and understood that the Policy Period set forth in Item 2. of the Declarations is deleted and replaced by the following:

Policy Period:   05/30/2020 to 09/01/2021
12:01 a.m. local time at the address stated in the Declarations Page.

This extension of the Policy Period shall not increase the Insurer's Limit of Liability under this Policy.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL52319XX (12-11)	Policy No:	425129596
Page 1	Endorsement No:	5
Continental Insurance Company	Effective Date:	05/30/2021
Insured Name: Golub Capital BDC, Inc.
© CNA All Rights Reserved.

EXHIBIT B

OFFICER’S CERTIFICATE

June 29, 2021

  I, Ross A. Teune, hereby certify that I am the Chief Financial Officer and Treasurer of Golub Capital BDC, Inc., a Delaware corporation (the “Company”), that, as such, I am authorized to execute this certificate on behalf of the Company, and that:

  The resolutions attached hereto as Annex A are true, correct and complete copies of the resolutions duly adopted by the Company’s Board of Directors, at a meeting on May 7, 2021, relating to the extension of the fidelity bond of the Company.  Such resolutions have not been amended, modified or revoked and are in full force and effect on the date hereof.

  IN WITNESS WHEREOF, I have executed this Certificate as of the date first written above.

/s/ Ross A. Teune
Name: Ross A. Teune
Title: Chief Financial Officer and Treasurer

ANNEX A

WHEREAS, the fidelity bond issued by Continental Insurance Company, a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, having an aggregate coverage amount of $2,500,000 and naming Golub Capital BDC, Inc. (the "Company") as an insured is scheduled to expire on May 30, 2021, and the Company will need to renew or purchase a fidelity bond for coverage beyond that date in order to comply with the 1940 Act; and

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Authorized Officers”) of the Company be, and each hereby is, authorized and empowered to negotiate and enter into such fidelity bond or bonds in at least the aggregate coverage amount required under the Investment Company Act of 1940, as amended (the “1940 Act”), that name the Company as an insured under such bond in substantially the form discussed at the meeting with such modifications as the Authorized Officer executing such bond, with the advice of counsel, deems necessary or advisable, or as may be required to conform with the requirements of applicable law, including the 1940 Act, such determination to be conclusively evidenced by the execution and delivery thereof;

FURTHER RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.